hobbydb

The Fan Merch Database & Market

January 20 2020

Collectible merchandise is a $450 billion industry that you don't know about

This is larger than the addressable markets for most other marketplaces, it is for example almost 3x Etsy's

	Etsy	hobbyDB
Market Cap	$5.5b	TBD
Industry Size	$155 billion[1]	$450 billion[2]
Industry Won	Craft market	Collectible / Merchandising

Source: 1) Forbes, 2) LIMA & hobbyDB studies

There are lots of players, but all with the wrong approach for the Fan Merch market

Amazon, eBay and Facebook are market leaders, but none have more than 5% market share[1]



All collectibles
Unstructured / Classified
Database driven
Highly Specialized
ebay
YAHOO! JAPAN
Pinterest
craigslist
Instagram
gemr
hobbydb
amazon
Etsy
1,000s of smaller companies
stockX
Discogs
Hip eCommerce
bricklink
Very few other smaller companies

The Classified format does not offer enough differentiation so only the large general players thrive

- 20 collector specialist sites have now closed with none left standing in the English language market

The Specialized Database Model works

- StockX raised more than $110m at a $1+ billion valuation in June 2019
- Lego bought Bricklink in November 2019
- Discogs and Hip eCommerce are reported to be profitable

hobbyDB believes that this model can be expanded to be a Category Killer for all Fan Merch

Introducing hobbyDB, the database that powers all aspects of the fan's experience

A cross between Kelley Blue Book's database-driven price guide and Amazon's database-driven marketplace

Research / Discover

Database

Find detailed information on any kind of fan merch



nan (Red Chro
unko-Shop Exclusive
Brand: Funko
Series: Pop! Vinyl Pop! Hero
Reference #: 144
Produced: 15,000
oduced: From: Decemb
3.75"

Values

Price Guide

Identify and compare the value of each item in your collection



Estimated Value: $39.
Days
Sales
Average
7 Days 5 $32.19
30 Days 50 $29.91
0 Days 55 $34.

Track / Show Off

Collection Management

Load images and record data about collectibles, as well as track wish lists and showcase what you own



POP!
DC SUPER HEROES
144
BATMAN
Collection
-Wish List

Buy / Sell

Market

Buy or sell using the database, receive alerts when items come on sale and sell with clicks



Batman (Red Chrome) with Soft Pop Protector!
$70.00
+ $5.00 shipping

What we Don't Do

Offer Social Media

Users have lots of options and Social Media for collectors does not scale (even Facebook has more than 1,000 groups for Hot Wheels alone)



MEGO
Newslet
HUNTER

For more info see Appendix 3

And it’s working, items in our users’ collections & wish lists are worth > $1 billion

By focusing on each consequent layer of the pyramid, we laid the foundation for fast growth in 2020 and the years to come

750,000 registered users
(doubled in 2019)


Market
Collection Management
Price Guide
Database

hobbyDB was / is built like a pyramid from its Database foundation up

4,500 Sellers offering 166,000 vSKUs*

33m collectibles in collections worth $662m & 8m wish list items worth $565m

3.84m price points

Brands and Licensors are particularly interested in trends these price points reveal

511k database entries

Sales

Eventual Inventory

Collectibles get sold in average every 7 years

The Lure

*) vSKU or Vendor SKU is a database entry that is offered for sale by a vendor. If two vendors offer this same database entry those count as two vSKUs

We build one Segment at a time

Getting to critical mass in a Segment leads to positive unit economics fast

We start with one Segment

We define Segment as a subject area that has a critical mass of collectors such as decoys, film posters, James Bond, Hot Wheels or here products made by the brand Funko



Build product database
Funko
1
Generate user traffic (all potential buyers)
2
Onboard sellers
3

Funko is our 1st Segment with positive unit economics

At the current rate our Funko related business already contributes $220,000 annually


Funko

Monthly P&L for Funko

Income	
Transaction & Affiliate Fees	$12,000
Advertising	$12,700
Data Sale	$6,000
	$30,700
Variable Costs	
Finance Fees	$2,900
Customer Service	$2,800
Data	$6,400
	$12,100
Monthly Contribution	$18,600

1. This represents contribution of $11 per Funko related database entry per year (we have approx. 20,000 of them)
2. Replicating this for our other existing database entries hobbyDB would earn a contribution of $5.6m, representing EBITDA of $4.6m after our current fixed costs

Without partners, this would take too long

We find the party with the best data, which helps us to grow faster and makes it harder for whomever comes after us

We purchased a website

poppriceguide


Funko
Build product database
1
Generate user traffic
2
Onboard sellers
3
20,000 Database Entries

We worked with a club and a seller

South Texas Diecast Car Collectors

KMJ Diecast
We specialize in Hot Wheels!


Hot Wheels
Build product database
1
Generate user traffic
2
Onboard sellers
3
50,000 Database Entries

The brand provided us with data

HARD ROCK CORPORATE


Hard Rock CAFE
Build product database
1
Generate user traffic
2
Onboard sellers
3
85,000 Database Entries

Once established we expand into Segments that have the same buyers and sellers

Each new Segment creates exponentially more network effects


Expand to next Segment
Build product database
1
Generate user traffic (all potential buyers)
2
Onboard sellers
3
From Funko to Action Figures, Pez Dispenses, Comics and Film Cars (basically everything related to Batman)
Network effects with buyers and sellers that have interests in more than one Segment
Hot Wheels
Matchbox
Hard Rock Cafe
Walt Disney

$1m gets us there & more will accelerate growth

We have done it with the Funko Segment, now it is a rinse & repeat exercise

	2019 (A)	2020	2021	2022	2019 (A)	2020	2021	2022	
	1m Investment				1m Investment + 10m Investment				
Assumptions									
- Database Entries	450	600	900	1,400	450	600	3,000	12,000	in thousands
- Average Contribution per Item	0.8	1.4	2.0	2.6	0.8	1.4	3.0	5.0	
Contribution	354	840	1,800	3,640	354	840	9,000	60,000	
- Dev & IT	338	360	400	450	338	360	1,500	3,000	in thousands (US$)
- Catalog Data	182	210	240	280	182	210	1,000	1,500	
- Sales & Marketing	234	240	260	270	234	240	1,500	2,000	
- Overheads	243	250	270	300	243	250	500	900	
Costs	997	1,060	1,170	1,300	997	1,060	4,500	7,400	
EBITDA	**(643)**	**(220)**	**630**	**2,340**	**(643)**	**(220)**	**4,500**	**52,600**	
- Acquisitions	0	300	300	300	0	300	8,000	15,000	
Cash Position	**100**	**580**	**910**	**2,950**	**100**	**580**	**1,500**	**42,600**	

- We know our cost structure and have the data / knowhow of how to import it (as you can see in Appendix 5 quantity is almost only a question of funding as it costs $0.40 to create a database entry)
- Our average Contribution for all database entries last year was $0.80. For Funko entries it is now $11. Contribution is our only key driver

We have the experience and passion to own this space

We ran the largest eBay business in Europe, had 2 successful community exits and are life-long fans



Christian Braun
Co-Founder / CEO

- **Built the largest seller business on eBay Europe**
- Managed 10 collector forums
- Traded toys for 30 years
- Bain & Co and GE Capital
- MBA London Business School



Alexandra Lindsay
Co-Founder / Head of Marketing

- **Built an ancestry community acquired by a top three genealogy site in 2014**
- Built global, multi-channel lead/retention campaigns at Forrester Research
- BS in Business Administration, University of Colorado



Andrew Adamides
Co-Founder / Head of Product

- **15 years entertainment and pop culture industry experience**
- Certified Scrum Product Owner
- Worked with the BBC, Channel4 and Warner Bros
- Lifelong car collector



David Parker
Head of Development

- **CTO/Co-Founder of Uvize, a veteran community acquired in 2016**
- 17 years Software Engineering experience
- Software Engineer for the U.S. Air Force
- MBA, MS Computer Science, University of Colorado



Travis Parke
Head of Operations

- **Built the customer service infrastructure for Sphero**
- Helped high-growth startups with early-stage operational processes at Techstars
- BA in Communication, University of Colorado

The company

- hobbyDB was started in 2014 and is a Delaware C-Corp based in Boulder, Colorado
- $3.5m in Angel Investments and $0.5m by management
- Our team is relatively small (5 FTEs in Dev, 3.5 Sales & Marketing, 4 in Data, 2 in Customer Service and 0.5 in G&A)




hobbydb
2405

Our Office & most of the Team

To sum up

Here is why you should own some of hobbyDB

1. With relevant experience and industry knowledge, our team is uniquely positioned to dominate this unconquered, $450 billion market

2. We've built a robust, data-first foundation to underpin our product offerings, creating a high barrier to entry for competitors

3. With our success in Funko we have now proven that Segments can have attractive Unit Economics ($11 per Data Entry)

4. With 750,000 registered users, collections worth $660 million and a rich pipeline of data opportunities we’re now poised for monetization

Backup Slides

Our buyers

Collectors have huge collections, but the fastest growing target groups are the Enthusiast and Casual buyers



Casual

Interested and **casual** buyer

15%* of the US population

Biased to **older**

LTV: $**80**



Enthusiast

Follows certain **fandoms**

30%* of the US population

Biased to **younger**

LTV: $**420**



Collector

Completist

15%* of the US population

Mostly **male**, **35+**

LTV: $**1,092**

Source: hobbyDB

Our sellers

There are three types of people that sell on our marketplace and we already have good solutions for the first two groups


FedEx





Consumers

Come to site organically

15% of items in collections are duplicates and can/should be sold

50 SKUs

Semi-professional

Resell collections of old products as middle-men + some new products

Long tail of new product SKU

500 SKUs

Professional

(now coming*)

Direct outreach to bring onboard via our integrations with channel management software

Most sell across multiple marketplaces

2,500 SKUs

*) Our Shopify App will be coming out of testing in January, giving us access to an estimated 40,000 Professional Sellers (from a total of 820,000)

Part of our distribution is to offer a white label version (powered by hobbyDB)

We already manage 35 databases and/or marketplaces giving us access to additional hobbyDB buyers and sellers


Market
Collection Management
Valuations
Database

Some Examples

This gives blogs, brand, clubs, forums, groups, magazines etc new functionality and an extra income stream (for example only showing Hot Wheels for the Hot Wheel Newsletter)

It allows hobbyDB to reach fans where they spend time with zero acquisition costs

*) Not fully integrated yet

Our sources of data

Obtaining data is our Core Competency

Tapping Six Sources for domain expertise and volunteers

Experts who advise on data structure


ACTION
man

Data Donations from authors and companies

Artist and Brand Product Archive Catalogs

User generated content from volunteers


50
ITEMS ADDED
RISING STAR

Missing database entries added to the database as items are added to users' online collections


FOR SALE
FOR SALE

Missing database entries added to the database as items are listed for sale

We are already doing this successfully!

72 Experts* on hobbyDB's Advisory Council

1+ million additional data entries waiting to be added

hobbyDB now hosts 51 Official Archives

650 Volunteer Contributors, Curators & Champions

Approx. 40,000 catalog entries

More than 4,500 sellers on the platform

*) For a list see info.hobbydb.com/advisory-council

Data pipeline

As it costs $0.40 to add an item AND we already earn annual contributions of $11 we should add as much data as we can

Pipeline (only bigger deals)	Data	Status
Existing Data	▪ 1m Database Entries	▪ We already received the data and now need to import it
HERITAGE AUCTIONS	▪ 2m Database Entries ▪ 6m Price Points	▪ Agreed, we received the first test batch ▪ We will link price points to their site
To Be Announced	▪ 0.1m Database Entries ▪ 0.1m Price Points (current average)	▪ In discussion, we have tested their feed ▪ We will link to their entries and receive affiliate payments
To Be Announced	▪ 5.2m Database Entries ▪ 10m Price Points	▪ Reached agreement on one-time license fee of $10,000 for the Database Entries some time back and should be able to renew this
To Be Announced	▪ 2m Database Entries	▪ Principally agreed as part of a wider co-op agreement